# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Torrid Holdings Inc., CIK 0001792781
CUSIP: 89142B107
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 18501 East San Jose Avenue, City of Industry, California (CA), 91748
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001869281

## Reporting persons
- Sycamore Partners Torrid, L.L.C.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 58,295,694; sole dispositive power 0; shared dispositive power 58,295,694; aggregate amount beneficially owned 58,295,694 (58.86% of the class)
  Comment: All calculations of percentage ownership herein are based on a total of 99,041,174 shares of common stock, par value $0.01 per share (the "Common Stock"), of Torrid Holdings Inc. (the "Issuer") issued and outstanding following the consummation of the secondary offering and repurchase of shares, as reported in the Issuer's Form 424(b)(7) prospectus supplement ("Prospectus"), dated June 24, 2025, filed with the U.S. Securities and Exchange Commission ("SEC") on June 25, 2025.
- Sycamore Partners, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 58,295,694; sole dispositive power 0; shared dispositive power 58,295,694; aggregate amount beneficially owned 58,295,694 (58.86% of the class)
  Comment: All calculations of percentage ownership herein are based on a total of 99,041,174 shares of Common Stock issued and outstanding following the consummation of the secondary offering and repurchase of shares, as reported in the Issuer's Prospectus, dated June 24, 2025, filed with the SEC on June 25, 2025.
- Sycamore Partners Associates-C, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 58,295,694; sole dispositive power 0; shared dispositive power 58,295,694; aggregate amount beneficially owned 58,295,694 (58.86% of the class)
  Comment: All calculations of percentage ownership herein are based on a total of 99,041,174 shares of Common Stock issued and outstanding following the consummation of the secondary offering and repurchase of shares, as reported in the Issuer's Prospectus, dated June 24, 2025, filed with the SEC on June 25, 2025.
- Sycamore Partners Associates, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 58,295,694; sole dispositive power 0; shared dispositive power 58,295,694; aggregate amount beneficially owned 58,295,694 (58.86% of the class)
  Comment: All calculations of percentage ownership herein are based on a total of 99,041,174 shares of Common Stock issued and outstanding following the consummation of the secondary offering and repurchase of shares, as reported in the Issuer's Prospectus, dated June 24, 2025, filed with the SEC on June 25, 2025.
- Sycamore Partners Associates Investments, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 58,295,694; sole dispositive power 0; shared dispositive power 58,295,694; aggregate amount beneficially owned 58,295,694 (58.86% of the class)
  Comment: All calculations of percentage ownership herein are based on a total of 99,041,174 shares of Common Stock issued and outstanding following the consummation of the secondary offering and repurchase of shares, as reported in the Issuer's Prospectus, dated June 24, 2025, filed with the SEC on June 25, 2025.
- Sycamore Partners (Co-Invest), L.L.C.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 58,295,694; sole dispositive power 0; shared dispositive power 58,295,694; aggregate amount beneficially owned 58,295,694 (58.86% of the class)
  Comment: All calculations of percentage ownership herein are based on a total of 99,041,174 shares of Common Stock issued and outstanding following the consummation of the secondary offering and repurchase of shares, as reported in the Issuer's Prospectus, dated June 24, 2025, filed with the SEC on June 25, 2025.
- Sycamore Partners Associates Co-Invest, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 58,295,694; sole dispositive power 0; shared dispositive power 58,295,694; aggregate amount beneficially owned 58,295,694 (58.86% of the class)
  Comment: All calculations of percentage ownership herein are based on a total of 99,041,174 shares of Common Stock issued and outstanding following the consummation of the secondary offering and repurchase of shares, as reported in the Issuer's Prospectus, dated June 24, 2025, filed with the SEC on June 25, 2025.
- Stefan L. Kaluzny: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 58,295,694; sole dispositive power 0; shared dispositive power 58,295,694; aggregate amount beneficially owned 58,295,694 (58.86% of the class)
  Comment: All calculations of percentage ownership herein are based on a total of 99,041,174 shares of Common Stock issued and outstanding following the consummation of the secondary offering and repurchase of shares, as reported in the Issuer's Prospectus, dated June 24, 2025, filed with the SEC on June 25, 2025.

## Item 1. Issuer
Name of issuer: Torrid Holdings Inc.
Address of issuer's principal executive offices: 18501 East San Jose Avenue, City of Industry, California 91748

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being jointly filed by each of the following persons (collectively, the "Reporting Persons" and each a "Reporting Person"):

(i) Sycamore Partners Torrid, L.L.C., a Delaware limited liability company ("Sycamore Torrid")
(ii) Sycamore Partners, L.P., a Delaware limited partnership ("Sycamore Partners")
(iii) Sycamore Partners Associates-C, L.P., a Delaware limited partnership ("Sycamore Associates-C")
(iv) Sycamore Partners Associates, L.P., a Delaware limited partnership ("Sycamore Associates")
(v) Sycamore Partners Associates Investments, L.P., a Delaware limited partnership ("Sycamore Investments")
(vi) Sycamore Partners (Co-Invest), L.L.C., a Delaware limited liability company ("Sycamore Co-Invest")
(vii) Sycamore Partners Associates Co-Invest, L.P., a Delaware limited partnership ("Sycamore Associates Co-Invest" and, together with Sycamore Partners, Sycamore Associates-C, Sycamore Associates, Sycamore Investments and
Sycamore Co-Invest, the "Sycamore Entities")
(viii) Stefan L. Kaluzny
Address of principal business office or, if none, residence: The principal business address of each Reporting Person is 9 W. 57th Street, 31st Floor, New York, New York, 10019.
Citizenship: See responses to row 4 on each cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The responses of the Reporting Persons to rows 5-9 and 11 of each cover page to this Schedule 13G are incorporated herein by reference.

Sycamore Torrid directly holds 58,295,694 shares of the Issuer's Common Stock, constituting approximately 58.86% of the total issued and outstanding Common Stock. Sycamore Torrid is directly or indirectly owned by the Sycamore Entities. The Sycamore Entities' direct or indirect general partners or managing members are each controlled directly or indirectly by Stefan L. Kaluzny.

The filing of this statement shall not be deemed an admission by any Reporting Person of beneficial ownership of the reported securities for purposes of Section 13(d) or Section 13(g) or any other purpose.
Percent of class: The responses to row 11 of each cover page.
Sole power to vote or to direct the vote: The responses to row 5 of each cover page.
Shared power to vote or to direct the vote: The responses to row 6 of each cover page.
Sole power to dispose or to direct the disposition: The responses to row 7 of each cover page.
Shared power to dispose or to direct the disposition: The responses to row 8 of each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Sycamore Partners Torrid, L.L.C.: /s/ Paula S. Dempsey, Paula S. Dempsey / Attorney-in-Fact (07/31/2025)
- Sycamore Partners, L.P.: /s/ Paula S. Dempsey, Paula S. Dempsey / Attorney-in-Fact (07/31/2025)
- Sycamore Partners Associates-C, L.P.: /s/ Paula S. Dempsey, Paula S. Dempsey / Attorney-in-Fact (07/31/2025)
- Sycamore Partners Associates, L.P.: /s/ Paula S. Dempsey, Paula S. Dempsey / Attorney-in-Fact (07/31/2025)
- Sycamore Partners Associates Investments, L.P.: /s/ Paula S. Dempsey, Paula S. Dempsey / Attorney-in-Fact (07/31/2025)
- Sycamore Partners (Co-Invest), L.L.C.: /s/ Paula S. Dempsey, Paula S. Dempsey / Attorney-in-Fact (07/31/2025)
- Sycamore Partners Associates Co-Invest, L.P.: /s/ Paula S. Dempsey, Paula S. Dempsey / Attorney-in-Fact (07/31/2025)
- Stefan L. Kaluzny: /s/ Paula S. Dempsey, Paula S. Dempsey / Attorney-in-Fact (07/31/2025)
Comment: Exhibit I Joint Filing Agreement & Power of Attorney, dated as of November 13, 2024 (incorporated by reference to Exhibit I to the Schedule 13G filed with the SEC on November 13, 2024 (File No. 005-93504)).